UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CinCor Pharma, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

17240Y109
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17240Y109	SCHEDULE 13D	Page 2 of 24

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 3 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 4 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 5 of 24

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 6 of 24

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 17240Y109	SCHEDULE 13D	Page 7 of 24

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 8 of 24

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 9 of 24

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 10 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners 100 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 11 of 24

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17240Y109	SCHEDULE 13D	Page 12 of 24

1	NAME OF REPORTING PERSON General Atlantic (CIN), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 13 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17240Y109	SCHEDULE 13D	Page 14 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17240Y109	SCHEDULE 13D	Page 15 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17240Y109	SCHEDULE 13D	Page 16 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17240Y109	SCHEDULE 13D	Page 17 of 24

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the U. S. Securities and Exchange Commission (the “SEC”) on January 21, 2022 with respect to the common stock, par value $0.00001 per share (the “common stock”) of CinCor Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Clarendon Street, 6th Floor, Boston, MA. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The funds to purchase the shares of common stock were obtained from contributions from the GA Funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the common stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the common stock.

The Reporting Persons expect that they will, from time to time, review their investment position in the common stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the common stock. As described in Item 6 below, pursuant to the Tender and Support Agreement (as defined below in Item 6), GA CIN has agreed to tender all of its shares of common stock of the Issuer held at the effective time of the Tender and Support Agreement or thereafter acquired, in accordance with the Tender Offer (as defined below in Item 6). The description of the Tender and Support Agreement in Item 6 is incorporated by reference in this Item 4.

CUSIP No. 17240Y109	SCHEDULE 13D	Page 18 of 24

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The percentages used herein are calculated based upon on an aggregate of 43,764,323 common stock reported by the Issuer to be outstanding as of November 3, 2022 on Form 10-Q filed with the SEC on November 3, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 4,209,470 common stock, or approximately 9.6% of the aggregate 43,764,323 shares of common stock.

By virtue of the fact that (i) the GA Funds contributed the capital to fund GA CIN’s purchases of common stock and share beneficial ownership of such common stock, (ii) GA SPV is the general partner of GA CIN, (iii) GAP Bermuda is the general partner of GA GenPar Bermuda, and GenPar Bermuda is the general partner of GAP Bermuda EU, and is the sole shareholder of GA Sarl, (iv) GA Sarl is the general partner of GA GenPar Lux and GA GenPar Lux is the general partner of GAP Lux, and (v) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the “AIFM”) as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and General Atlantic Service Company, L.P. (“GASC”) in order to appoint GASC to act as the portfolio manager of GAP Lux (vi) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV, and (vii) the members of the GA Management Committee control the investment decisions of GA LP, GAP Bermuda and, with respect to GAP Lux, GASC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the shares of common stock owned of record by GA CIN. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 4,209,470 common stock, or approximately 9.6% of the aggregate 43,764,323 common stock as described above.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 4,209,470 shares of common stock that may be deemed to be beneficially owned by each of them.

(c) Except as set forth in Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the 4,209,470 shares of common stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

CUSIP No. 17240Y109	SCHEDULE 13D	Page 19 of 24

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and restated as follows:

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the GA Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of ordinary shares held of record by GA CIN as well as such other action taken on behalf of the Reporting Persons with respect to the common stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated January 8, 2023, by and among the Issuer, AstraZeneca Finance and Holdings Inc. (the “Parent”) and Cinnamon Acquisition, Inc. (the “Purchaser”), disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on January 9, 2023, upon the terms and subject to the conditions thereof, the Purchaser will commence a tender offer (the “Tender Offer”), to acquire all of the outstanding shares of common stock of the Issuer, at an offer price of (i) $26.00 per share of common stock and (ii) one contingent value right per share of common stock, which will represent the right to receive a contingent payment of $10.00 per share of common stock upon the achievement of a specified milestone, in each case, to the seller in cash, without interest, subject to any applicable withholding taxes.

Concurrently with the execution of the Merger Agreement and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and GA CIN entered into a Tender and Support Agreement (the “Tender and Support Agreement”) pursuant to which GA CIN has agreed to, among other things, subject to the terms of the Tender and Support Agreement: (1) tender, or cause to be tendered, in the Tender Offer all of its currently held or hereafter acquired shares of common stock of the Issuer; (2) vote in favor of the Merger Agreement and against any action that could result in any of the conditions of the Tender Offer or the merger under the Merger Agreement not being fulfilled, any other acquisition proposal for the Issuer, any change in or to the Issuer’s board of directors that is not recommended or approved by the Issuer’s board of directors, or any change in or to the present capitalization, corporate structure, certificate of incorporation or bylaws of the Issuer that is not consented to by Parent; (3) not transfer its shares of common stock of the Issuer already held at the effective time of the Tender and Support Agreement or thereafter acquired, subject to certain exceptions; and (4) not solicit any alternative acquisition proposal for the Issuer. The Tender and Support Agreement will terminate upon the earliest to occur of (i) the effective time of the merger of Parent and the Issuer, (ii) the valid termination of the Merger Agreement, (iii) the mutual written agreement of the parties to the Tender and Support Agreement, (iv) an amendment of, or any waiver of the Issuer’s rights under the Merger Agreement without the prior written consent of GA CIN that results in a decrease, or a change in the form of, the consideration payable in the Tender Offer, subject to certain exceptions (v) the expiration of the Tender Offer without Purchaser having accepted for payment the shares of Issuer’s common stock tendered in the Tender Offer, provided that such breach by Purchaser has not been cured.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement. The Tender and Support Agreement is attached hereto as Exhibit 2, and is incorporated herein by reference.

Pursuant to an Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated September 22, 2021, by and among the Issuer, GA CIN and the other shareholders of the Issuer named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, in each case subject to the terms and conditions of the Investors’ Rights Agreement. The Investors’ Rights Agreement terminated upon the closing of the IPO, except for the registration rights granted thereunder.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement. The Investors’ Rights Agreement is filed as Exhibit 3, and is incorporated herein by reference.

CUSIP No. 17240Y109	SCHEDULE 13D	Page 20 of 24

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 2:	Support and Tender Agreement between AstraZeneca Finance and Holdings Inc. and General Atlantic (CIN), L.P., dated as of January 8, 2023.

Exhibit 3:

Amended and Restated Investors’ Rights Agreement, by and among the Issuer and General Atlantic (CIN), L.P. and certain other shareholders of the Issuer named therein dated September 22, 2021 (incorporated by reference to Exhibit 4.1 to the Issuer’s Amended Registration Statement on Form S-1 (Registration No. 333-261738) filed with the Securities and Exchange Commission on January 3, 2022).

CUSIP No. 17240Y109	SCHEDULE 13D	Page 21 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2023

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (LUX) SCSP

By:	GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name: Title:	Gregor Dalrymple Manager B

CUSIP No. 17240Y109	SCHEDULE 13D	Page 22 of 24

GENERAL ATLANTIC GENPAR, (LUX) SCSP

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name: Title:	Gregor Dalrymple Manager B

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

CUSIP No. 17240Y109	SCHEDULE 13D	Page 23 of 24

GENERAL ATLANTIC GENPAR, (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100 L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC SPV (GP), LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 17240Y109	SCHEDULE 13D	Page 24 of 24

GENERAL ATLANTIC (CIN), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR